(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC File Number 333-118754

CUSIP Number

For Period Ended: June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Language Line Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

One Lower Ragsdale Drive

Address of Principal Executive Office (Street and Number)

Monterey, CA 93940

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On August 9, 2007, the Audit Committee of the Board of Directors of Language Line Holdings, Inc. (the “Company”), after discussion with management, concluded that the consolidated financial statements included in the Company’s Form 10-Q for the three months ended March 31, 2007 should no longer be relied upon because of inadvertent errors in the liability and provision for income taxes and the impact of the adoption of Financial Accounting Standards Board Interpretation Number 48 (FIN 48) “Accounting for Uncertainty in Income Taxes”. As a result, the Company has not completed its determination of the impact to the income tax provision, FIN 48 transition adjustment and related deferred income tax assets and liabilities on the Company’s consolidated financial statements for the three months ended June 30, 2007. Accordingly, the Company is unable to timely file its Quarterly Report on Form 10-Q for the three months ended June 30, 2007 without unreasonable effort or expense.

Additionally, management reevaluated the effectiveness of the Company’s disclosure controls and procedures as of March 31, 2007. The Company has determined that it had a material weakness in internal control over financial reporting relating to sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in generally accepted accounting principles commensurate with the Company’s financial reporting requirements. Further, specific areas where additional skilled resources are required relate to income taxes payable, deferred income tax assets and liabilities and the provision for income taxes.

The Audit Committee of the Board of Directors of the Company has discussed the matters in this filing with the Company’s independent registered public accounting firm. The Company intends to file its Quarterly Report on Form 10-Q for the three months ended June 30, 2007 as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael F. Schmidt (Name)	(831) (Area Code)	648-7171 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In an 8-K filing made on July 25, 2007, the Registrant announced preliminary revenue of $45.5 million and preliminary EBITDA of $21.2 million for the three months ended June 30, 2007.

SIGNATURE

Language Line Holdings, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2007	By:	/s/ Michael F. Schmidt
Chief Financial Officer